

‖‖‖‖‖ 05036715

SECUI ...SION

AM 3-2-2005

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL RECEIVED PROCESSING
FEB 2 2 2005
WASH...TON 202 ...ION

SEC FILE NUMBER
8- 25547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2004__ AND ENDING __12/31/2004__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company of America Securities, ~~Inc~~

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 Gulf To Bay Blvd. Suite 420
(No. and Street)

Clearwater   FL   33759-4259
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
      JED E. BANDES   727-799-9922
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     Robert F. DiMarco, C.P.A. PA
                      (Name – if individual, state last, first, middle name)

3444 East Lake Road Suite 412   Palm Harbor   FL   34685
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____JED E. BANDES_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company Of America Securities, Inc. _____ , as of December 31 _____ , 2004 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY
OF AMERICA SECURITIES INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

MUTUAL TRUST COMPANY OF AMERICA SECURITIES INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

TABLE OF CONTENTS

Robert J. DiMarco, C.P.A.

Member:	3444 East Lake Road, Suite 412	Member:
American Institute of	East Lake Woodlands Executive Center	Florida Institute of
Certified Public Accountants	Palm Harbor, Florida 34685	Certified Public Accountants
	Phone: (727) 787-5290	
	Fax: (727) 786-3785	

February 15, 2005

Board of Directors
Mutual Trust Company of America Securities, Inc
Clearwater, FL

We have audited the accompanying Balance Sheet of Mutual Trust Company of America Securities as of December 31, 2004 and the related statements of operations, retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities as of December 31, 2004 and the results of its operations, retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles

Out audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

CASH & EQUIVALENTS	$67,465	
DEPOSITS WITH CLEARING ORGANIZTION	$100,566	
COMMISSIONS RECEIVABLE	$86,168	
INTEREST RECEIVABLE	$12,820	
PREPAID EXPENSES	$17,094	
TOTAL CURRENT ASSETS		**$284,113**
FIXED ASSETS	$0	
		$0
TOTAL ASSETS		**$284,113**

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2004

LIABILITIES & SHAREHOLDERS EQUITY

CURRENT LIABILITES

COMMISSIONS PAYABLE	$23,315	
TOTAL CURRENT LIABILITIES		**$23,315**

LONG TERM LIABILITES $0

TOTAL LONG TERM LIABILITIES **$0**

TOTAL LIABILITIES **$23,315**

SHAREHOLDER'S EQUITY

COMMON STOCK $1 par value, 1,000 shares		
authorized, issued and outstanding	$1,000	
ADDITIONAL PAID IN CAPITAL	$100,549	
RETAINED EARNINGS (NET)	$159,249	
TOTAL SHAREHOLDER'S EQUITY		**$260,798**
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		**$284,113**

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	12/31/04
REVENUES	
COMMISSION INCOME	$1,905,942
OTHER INCOME	$8,621
TOTAL REVENUES	**$1,914,563**
COST OF SALES	
MANAGEMENT COSTS	$187,639
BROKER COMMISSIONS	$1,129,256
TOTAL COST OF SALES	**$1,316,895**
GROSS MARGIN	**$597,668**
OPERATING EXPENSES	
ACCOUNTING & LEGAL	$12,220
BANK FEES	$4
DUES & SUBSCRIPTIONS	$8,630
INSURANCE	$26,243
LICENSES, PERMITS & TAXES	$2,241
OFFICE EXPENSE	$285
TOTAL OPERATING EXPENSES	**$49,623**
NET INCOME ($548.05 per share)	**$548,045**

MUTUAL TRUST COMPANY OF AMERICA
STATEMENT OF RETAINED EARNINGS
AND SHAREHOLDER'S EQUITY
DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
BALANCES - JAN 1, 2004	$1,000	$100,549	$254,120
NET INCOME ($548.05 per share)			$548,045
DIVIDENDS DISTRIBUTED	$0	$0	($642,916)
BALANCES - DEC 31, 2004	$1,000	$100,549	$159,249

See Notes to Financial Statements

MUTUAL TRUST COMPANY OF AMERICA
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

	YEAR ENDED DEC 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	$548,045
ADJUSTMENTS TO RECONCILE NET INCOME TO	
NET CASH PROVIDED IN OPERATIONS:	
DECREASE IN COMMISSIONS RECEIVABLE	$106,089
DECREASE IN DEPOSITS AT CLEARING ORG	$7,066
DECREASE IN OTHER ASSETS	$35,000
INCREASE IN PREPAID EXPENSES	($7,303)
DECREASE IN COMMISSIONS PAYABLE	($114,359)
NET CASH PROVIDED BY OPERATIONS	**$574,538**
CASH FLOWS FROM INVESTING ACTIVITIES	$0
NET CASH USED BY INVESTING ACTIVITIES	**$0**
CASH FLOWS FROM FINANCING ACTIVITIES	
NET SHAREHOLDER DISTRIBUTIONS	($642,916)
NET USED BY FINANCING ACTIVITIES	**($642,916)**
NET INCREASE IN CASH	**($68,378)**
CASH - AT DECEMBER 31, 2003	**$135,842**
CASH - AT DECEMBER 31, 2004	**$67,464**

See Notes to Financial Statements

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC

Computation of Net Capital Pursuant to Rule 15C3-1
December 31, 2004

Computation of Net Capital:

Total Stockholder's Equity and qualified for Net Capital		$ 260,798

Deductions for Disallowed Assets:		
Interest Receivable	$ 12,820	
Prepaid Expenses	17,094	
		(29,915)
Net Capital before haircuts		$ 230,883
Haircuts on securities		0
Net Capital		$ 230,883

Computation of Basic Net Capital Requirement

Net Capital Requirements (6 2/3% of aggregate indebtedness)	$ 1,555 (a)
Minimum dollar net capital requirement	$ 50,000 (b)
Net Capital Requirement (greater of (a) or (b) above)	$ 50,000
Excess net capital (net capital less required capital)	$180.883

Computation of debt to debt/equity total:

Total aggregate indebtedness	$ 23,315
Percent of aggregate indebtedness to net capital	10.1%
Percent of debt to debt-equity total computed in accordance with 15c3-1d	N/A

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC

Summary of Significant Accounting Policies

A. Organization and Nature of Business

The Company was incorporated under the laws of the State of Florida on June 23, 1980 and conducts business in Clearwater, FL. The Company has elected to be treated as an S Corporation by the Internal Revenue Service for income tax purposes. The Company is a registered broker/dealer engaged in the business of selling securities including stocks, bonds and other marketable securities.

B. Income

The Company generates income in the form of commissions earned on security sales. Income is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset.

C. Expenses

The Company's expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is maintained as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

D. Income Taxes

The Company is organized under the laws of Florida and has elected to be taxed as an S-Corporation. Therefore, no liability for income taxes for the corporation exists as profits and/or losses are passed through to the shareholders.

E. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could and usually do differ from those estimates

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC

Summary of Significant Accounting Policies - Cont'd

F. Net Capital Requirements

As a member of the NASD, the Company is subject to the capital rules of the Securities Exchange Act of 1934, which prohibit a firm fro engaging in any securities transaction whenever its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the rules. Furthermore, as a dealer that does not generally carry customer accounts, the Company is required to maintain net capital of not less than $50,000. As of December 31, 2004, the aggregate indebtedness and net capital were $ 23,315 and $ 230,883 respectively, a ratio of 10.1%.

G. Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight line method over the useful life of each asset. Allowable accelerated depreciation methods and Section 179 expense may be employed for income tax purposes.

H. Subordinated Liabilities

The Company has no subordinated liabilities as of December 31, 2004.

I. Related Party Transactions

The company paid $187,639 during the audit period to affiliated companies for management fees. The Company has cleared all related party receivables and payables during the year except for interest receivable in the amount of $12,820. This is expected to be received and cleared in the 2005 calendar year.

J. Income/(loss) per share

The income per share ($548.05) is based on the weighted average number of shares outstanding (1000). As this is a small closely held corporations with no intentions of bringing in additional shareholders, the earnings per share are consolidated with the statement of operations and fully diluted income per share amounts are not presented.

Member:	3444 East Lake Road, Suite 412	Member:
American Institute of	East Lake Woodlands Executive Center	Florida Institute of
Certified Public Accountants	Palm Harbor, Florida 34685	Certified Public Accountants
	Phone: (727) 787-5290	
	Fax: (727) 786-3785	

Board of Directors
Mutual Trust Company of America Securities, Inc
Clearwater, FL

We have audited the financial statements of Mutual Trust Company of America
Securities, Inc as of and for the year ended December 31, 2004 and have issued our report
thereon dated February 15, 2005. In planning and performing our audit, we considered the
Company's internal control structure in order to determine auditing procedures necessary to
express an opinion on the company's financial statements taken as a whole and not to provide
assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we
have mad e a study of the practices and procedures followed by the Company, including tests of
compliance with such practices and procedures that we considered relevant to the objectives
stated in rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under rule
   17a-3 (a) (11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons,
   and the recording of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System.

4. The Company is exempt from the provisions of rule 15c3-3 and accordingly, we did
   not review this area.

Management is responsible for establishing and maintaining an internal control structure
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgements by management are required to assess the expected
benefits and related costs of internal control structure policies and procedures, and of the
practices and procedures referred to in the preceding paragraph, and to assess whether those
practices and procedures can be expected to achieve the SEC's above mentioned objectives.
The objectives of an internal control structure are to provide management with reasonable, but
not absolute, assurance that assets are safeguarded from against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, errors, irregularities or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

We performed tests of controls to evaluate the effectiveness of the design and operation of internal control structure and its operation that we considered to be reportable conditions under the standards established by the American Institute of Certified Public Accountants. Reportable conditions involved matters coming to our attention relating to significant deficiencies in the design or operation of internal control structure that, in our judgement, could adversely affect the company's ability to operate in compliance with the Securities Exchange Act of 1934 or any other applicable laws and regulations.

A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce, to a relatively low level, the risk that noncompliance with laws and regulations, that would be material in relation to the financial statements, may occur and not be detected within a timely manner by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that there are no material weaknesses in the internal control and the Company's practices and procedures were adequate as of December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than those specified parties.

Robert F. DiMarco
Certified Public Accountant

MUTUAL TRUST COMPANY OF AMERICA SECURITIES INC.

Reconciliation Pursuant to Rule 17a-5 (d) (4)

A reconciliation of the differences between to computation of the net capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Form K-17A-5 Part IIA filing as of December 31, 2004 is as follows:

Net Capital (per Form X-17 A-5 Part IIA)	$260,798
Deduct:	
Audit Adjustments (net)	(29,915)
Net Capital Per Audit Report	$ 230,883

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC

Computation for Determination of Reserve Requirements

The company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k) (2) (i) of Rule 15-c3-3.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES INC.

Information relating to the Possession or Control Requirements

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they as exempt pursuant to subparagraph (k) (2) (i) of Rule 15c3-3.